SilverCrest Commences Trading on OTCQX

TSX-V: SVL OTCQX: STVZF	For Immediate Release

VANCOUVER, B.C. October 7, 2011 – SilverCrest Mines Inc. (the “Company”) is pleased to announce the Company’s shares commenced trading today on the OTC market’s prestigious tier, OTCQX International, under the trading symbol: STVZF. Investors can find current financial disclosure and Real-Time Level 2 quotes for the Company on www.otcqx.com and www.otcmarkets.com.

J. Scott Drever, President of SilverCrest stated; “We are pleased to begin trading on the OTCQX as it gives our current and potential shareholders another regulated platform from which they can conveniently trade our common shares. From the Company’s perspective, it provides added exposure to an expanded US market of precious metals investors.”

“The superior information and visibility of the OTCQX marketplace allows companies to efficiently build investor confidence and expand their shareholder base,” said R. Cromwell Coulson, President and Chief Executive Officer of OTC Markets Group. “We are pleased to welcome SilverCrest Mines to OTCQX.”

Dorsey & Whitney LLP will serve as SilverCrest Mines’ Principal American Liaison (“PAL”) on OTCQX, responsible for providing guidance on OTCQX requirements.

SilverCrest Mines Inc. (OTCQX: STVZF; TSX.V: SVL) trades in the United States on OTCQX under the symbol “STVZF”, and in Canada on TSX Venture under the symbol “SVL”. SilverCrest Mines Inc. is a Mexican precious metals producer headquartered in Vancouver, BC. SilverCrest's flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, in the State of Sonora, Mexico. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent. SilverCrest anticipates that the current 2,500 tonnes per day facility will produce approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine. The Company also has two additional exploration properties, the Cruz de Mayo, in Sonora, Mexico and La Joya in Durango, Mexico.
(Please view our web site at www.silvercrestmines.com for additional corporate and project information.)

About OTC Markets Group Inc.
OTC Markets Group Inc. (OTCQX: OTCM) operates the world's largest electronic marketplace for broker-dealers to trade unlisted stocks. The OTC Link™ platform supports an open network of competing broker-dealers that provide investors with the best prices in over 10,000 OTC securities. OTC-traded companies are categorized into three tiers -OTCQX (the quality-controlled marketplace for investor friendly companies), OTCQB® (the U.S. reporting company marketplace for development stage companies), and OTC Pink™ (the speculative trading marketplace) enabling investors to identify the level and quality of information companies provide. To learn more about how OTC Markets Group makes the unlisted markets more transparent, informed, and efficient, visit www.otcmarkets.com.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730
	Fax:	(604) 694-1761
“J. Scott Drever”	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.